KELLY HART & HALLMAN LLP

William Blair  |  Direct Phone: 817.878.3553  |  Direct Fax:  817.878.9753  |  william.blair@khh.com

June 7, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christina Chalk, Special Counsel

Re:	Amrecorp Realty Fund II
Amendment No. 2 to Schedule TO-T filed June 6, 2007 by Robert J. Werra
Amendment No. 3 to Schedule 14D-9 filed on June 6, 2007
SEC File No. 5-54793

Ms. Chalk:

In response to your letter of June 7, 2007, Mr. Werra advises the Staff that, in order to disseminate information in the limited time before the expiration of the tender offer, each person who has tendered or does tender units into the tender offer is being given notice by telephone prior to the expiration of the tender offer of the information regarding the recent developments regarding the sale of the Partnership’s real estate property and the change in the Partnership’s recommendation on the tender offer.

Sincerely,

William Blair

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